Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2

2.	Second Quarter of Fiscal Year 2023 Highlights	2

3.	Operating Performance	3

4.	Investment in Associates	11

5.	Overview of Financial Results	12

6.	Liquidity, Capital Resources, and Contractual Obligations	19

7.	Environmental Rehabilitation Provision	21

8.	Risks and Uncertainties	21

9.	Off-Balance Sheet Arrangements	27

10.	Transactions with Related Parties	27

11.	Alternative Performance (Non-IFRS) Measures	28

12.	Critical Accounting Policies, Judgments, and Estimates	31

13.	New Accounting Standards	32

14.	Other MD&A Requirements	33

15.	Outstanding Share Data	33

16.	Disclosure Controls and Procedures	33

17.	Management’s Report on Internal Control over Financial Reporting	34

18.	Changes in Internal Control over Financial Reporting	34

19.	Directors and Officers	35

Technical Information		35

Forward Looking Statements		35

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2022 and the related notes contains therein. In addition, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2022, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F (available on EDGAR at www.sec.gov). The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited consolidated interim financial statements for the three and six months ended September 30, 2022, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2022. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 11, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of November 2, 2022 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	Second Quarter of Fiscal Year 2023 Highlights

●	Mined 290,981 tonnes of ore, milled 291,643 tonnes of ore, and produced approximately 1.8 million ounces of silver, 1,200 ounces of gold, 18.0 million pounds of lead, and 6.0 million pounds of zinc;

●	Sold approximately 1.8 million ounces of silver, 1,200 ounces of gold, 17.3 million pounds of lead, and 5.9 million pounds of zinc, for revenue of $51.7 million;

●	Realized adjusted earnings attributable to equity shareholders[1] of $6.8 million, or $0.04 per share. The adjustments were made to remove impacts from impairment charges, share-based compensation, foreign exchange, mark-to-market equity investments, and the share of associates’ operating results;

●	Reported net loss attributable to equity shareholders of $1.7 million, or $0.01 per share, with the loss mainly due to an impairment charge of $20.2 million against the La Yesca Project;

●	Generated cash flow from operating activities of $14.1 million;

●	Cash costs per ounce of silver, net of by-product credits[1], of $0.77;

1 Non-IFRS measures, please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	All-in sustaining costs per ounce of silver, net of by-product credits[1], of $8.25;

●	Spent and capitalized $2.9 million on exploration drilling, $9.4 million on underground development and $1.2 million on construction of the new mill and tailings storage facility;

●	Spent $1.2 million to buy back 503,247 common shares of the Company under its Normal Course Issuer Bid; and

●	Strong balance sheet with $201.0 million in cash and cash equivalents and short-term investments. The Company holds further equity investment portfolio in associates and other companies with a total market value of $111.0 million as at September 30, 2022.

3.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three and six months ended September 30, 2022 and 2021:

Consolidated	Three months ended September 30,			Six months ended September 30,
	2022	2021	Changes	2022	2021	Changes
Production Data
Ore Mined (tonne)	290,981	292,468	-1%	591,085	523,703	13%
Ore Milled (tonne)	291,643	271,816	7%	589,819	514,893	15%

Average Head Grades
Silver (grams/tonne)	209	214	-2%	210	211	0%
Lead (%)	3.1	3.2	-4%	3.1	3.2	-3%
Zinc (%)	1.2	1.6	-25%	1.3	1.6	-19%

Average Recovery Rates
Silver (%)	94.2	94.1	0%	94.4	93.7	1%
Lead (%)	93.6	94.5	-1%	94.1	94.5	0%
Zinc (%)	78.2	79.3	-1%	78.1	79.9	-2%

Metal Production
Silver (in thousands of ounces)	1,798	1,696	6%	3,658	3,169	15%
Gold (in thousands of ounces)	1.2	0.8	50%	2.3	1.8	28%
Lead (in thousands of pounds)	17,983	17,613	2%	37,071	33,491	11%
Zinc (in thousands of pounds)	5,986	7,483	-20%	12,912	14,681	-12%

Cost Data*
Mining costs ($/tonne)	70.60	70.33	0%	69.26	66.82	4%
Shipping costs ($/tonne)	2.88	2.48	16%	2.79	2.39	17%
Milling costs ($/tonne)	12.59	11.94	5%	12.45	12.39	0%
Production costs ($/tonne)	86.07	84.75	2%	84.50	81.60	4%
All-in sustaining proudction costs ($/tonne)	127.48	135.76	-6%	137.48	133.90	3%

Cash cost per ounce of Silver, net of by-product credits ($)	0.77	(1.65)	147%	(0.44)	(1.54)	71%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.25	7.35	12%	8.77	7.41	18%
*	Alternative performance (non-IFRS) measure. Please refer to section 11 for reconciliation.

(i)	Mine and Mill Production

For the three months ended September 30, 2022 (“Q2 Fiscal 2023”), the Company mined 290,981 tonnes of ore, down 1% compared to 292,468 tonnes in the three months ended September 30, 2021 (“Q2 Fiscal 2022”). Ore milled in Q2 Fiscal 2023 was 291,643 tonnes, up 7% compared to 271,816 tonnes in Q2 Fiscal 2022.

For the six months ended September 30, 2022, on a consolidated basis, the Company mined 591,085 tonnes of ore, up 13% compared to 523,703 tonnes in the same prior year period. Ore milled was 589,819 tonnes, up 15% compared to 514,893 tonnes in the same prior year period.

[1]	Non-IFRS measures, please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii)	Metal Production

In Q2 Fiscal 2023, the Company produced approximately 1.8 million ounces of silver, 1,200 ounces of gold, 18.0 million pounds of lead, and 6.0 million pounds of zinc, representing increases of 6%, 50% and 2%, respectively, in silver, gold and lead production, and a decrease of 20% in zinc production over Q2 Fiscal 2022.

For the six months ended September 30, 2022, the Company produced approximately 3.7 million ounces of silver, 2,300 ounces of gold, 37.1 million pounds of lead, 12.9 million of pounds of zinc, representing increases of 15%, 28% and 11%, respectively, in silver, gold and lead production, and a decrease of 12% in zinc production over the same prior year period.

(iii)	Per Tonne Costs[1]

Compared to Q2 Fiscal 2022, the Company’s consolidated per tonne costs in the current quarter were mainly impacted by i) safety protection requirements to switch to digital detonator and inflationary cost pressure resulting in higher explosive and utility costs; ii) an average 9% increase in employees’ pay rate; offset by iii) an average 4% depreciation of the Chinese yuan against the US dollar.

In Q2 Fiscal 2023, the consolidated mining costs were $70.60 per tonne, a slight increase compared to $70.33 per tonne in Q2 Fiscal 2022. The consolidated milling costs were $12.59 per tonne, up 5% compared to $11.94 per tonne in Q2 Fiscal 2022.

Correspondingly, the consolidated production costs pre tonne of ore processed were $86.07, up 2% compared to $84.75 in Q2 Fiscal 2022. The all-in sustaining production costs per tonne of ore processed in Q2 Fiscal 2023 were $127.48, down 6% compared to $135.76 in Q2 Fiscal 2022.

For the six months ended September 30, 2022, the consolidated mining costs were $69.26 per tonne, up 4% compared to $66.82 per tonne in the same prior period. The consolidated milling costs were $12.45 per tonne, slightly higher than $12.39 per tonne in the same period. Correspondingly, the consolidated production costs and all-in sustaining production costs per tonne of ore processed were $84.50 and $137.48, up 4% and 3%, respectively, compared to $81.60 and $133.90 in the same prior year period.

(iv)	Costs per Ounce of Silver, Net of By-Product Credits[1]

In Q2 Fiscal 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were $0.77, compared to negative $1.65 in the prior year quarter. The increase was mainly due to a $1.6 million decrease in by-product credits and a $2.6 million increase in expensed production costs.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $8.25 compared to $7.35 in Q2 Fiscal 2022. The increase was mainly due to the increase in cash costs per ounce of silver offset by a decrease of $2.2 million in administrative expenses, mineral resource tax, and sustaining capital expenditures.

For the six months ended September 30, 2022, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $0.44, compared to negative $1.54 in the same prior year period. The consolidated all-in sustaining costs per once of silver, net of by-product credits, were $8.77, compared to $7.41 in the same prior year period.

1 Non-IFRS measures, please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(v)	Exploration and Development

The following table summarizes the development work and capital expenditures in Q2 Fiscal 2023.

	Capitalized Development and Expenditures								Expensed Tunneling	Expensed Drilling
	Ramp Development		Exploration and Development Tunnels		Capitalized Exploration Drilling		Equipment & Mill and TSF	Total	Mining Preparation	Exploration Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	$ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q2 Fiscal 2023
Ying Mining District	1,744	$1,439	16,122	$6,934	31,642	$1,374	4,558	$14,305	8,912	33,446
GC Mine	-	-	3,321	985	5,974	173	536	1,694	1,428	11,919
Corporate and other	-	-	-	-	5,525	1,344	11	1,355	-	-
Consolidated	1,744	$1,439	19,443	$7,919	43,141	$2,891	$5,105	$17,354	10,340	45,365

Q2 Fiscal 2022
Ying Mining District	1,726	$1,175	14,950	$5,962	30,061	$2,808	1,977	$11,922	7,528	72,844
GC Mine	356	396	3,469	754	-	-	24	1,174	2,425	19,126
Corporate and other	-	-	-	-	2,513	962	93	1,055	-	-
Consolidated	2,082	$1,571	18,419	$6,716	32,574	$3,770	$2,094	$14,151	9,953	91,970

Variances (%)
Ying Mining District	101%	122%	108%	116%	105%	49%	231%	120%	118%	46%
GC Mine	-	-	96%	131%	-	-	2233%	144%	59%	62%
Corporate and other	-	-	-	-	220%	140%	12%	128%	-	-
Consolidated	84%	92%	106%	118%	132%	77%	244%	123%	104%	49%

In Q2 Fiscal 2023, on a consolidated basis, a total of 88,506 metres or $4.2 million worth of diamond drilling were completed (Q2 Fiscal 2022 – 124,544 metres or $6.2 million), of which approximately 45,365 metres or $1.3 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2022 – 91,970 metres or $2.4 million) and approximately 43,141 metres or $2.9 million worth of drilling were capitalized (Q2 Fiscal 2022 – 32,574 metres or $3.8 million). In addition, approximately 10,340 metres or $4.0 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2022 – 9,953 metres or $3.4 million), and approximately 21,187 metres or $9.4 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q2 Fiscal 2022 – 20,501 metres or $8.3 million).

For the six months ended September 30, 2022, the development work and capital expenditures are summarized as follows:

	Capitalized Development and Expenditures								Expensed Tunneling	Expensed Drilling
	Ramp Development		Exploration and Development Tunnels		Capitalized Exploration Drilling		Equipment & Mill and TSF	Total	Mining Preparation	Exploration Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	$ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Six months ended September 30, 2022
Ying Mining District	3,693	$2,833	35,591	$14,087	80,957	$4,038	$7,028	$27,986	18,229	85,179
GC Mine	-	-	6,861	2,142	10,608	351	768	3,261	3,793	27,185
Corporate and other	-	-	-	-	7,507	1,631	4	1,635	-	-
Consolidated	3,693	$2,833	42,452	$16,229	99,072	$6,020	$7,800	$32,882	22,022	112,364

Six months ended September 30, 2021
Ying Mining District	3,320	$2,186	26,329	$10,531	87,308	$6,060	$2,910	$21,687	14,029	104,786
GC Mine	668	673	7,447	1,658	-	-	52	2,383	2,879	37,850
Corporate and other	-	-	-	-	2,513	1,076	177	1,253	-	-
Consolidated	3,988	$2,859	33,776	$12,189	89,821	$7,136	$3,139	$25,323	16,908	142,636

Variances (%)
Ying Mining District	111%	130%	135%	134%	93%	67%	242%	129%	130%	81%
GC Mine	-	-	92%	129%	-	-	1477%	137%	132%	72%
Corporate and other	-	-	-	-	299%	152%	2%	130%	-	-
Consolidated	93%	99%	126%	133%	110%	84%	248%	130%	130%	79%

For the six months ended September 30, 2022, on a consolidated basis, a total of 211,436 metres or $9.2 million worth of diamond drilling were completed (same prior year period – 232,457 metres or $10.8 million), of which approximately 112,364 metres or $3.2 million worth of underground drilling were expensed as part of mining costs (same prior year period – 142,636 metres or $3.7 million) and approximately 99,072 metres or $6.0 million worth of drilling were capitalized (same prior year period – 89,821 metres or $7.1 million). In addition, approximately 22,022 metres or $8.1 million worth of preparation tunnelling were completed and expensed as part of mining costs (same period year period – 16,908 metres or $6.2 million), and approximately 46,145 metres or $19.1 million worth of tunnels, raises, ramps and declines were completed and capitalized (same period year period – 37,764 metres or $15.0 million).

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three and six months ended September 30, 2022 and 2021. The Ying Mining District is the Company’s primary source of production, and consists of four mining licenses, including the SGX, HPG, TLP-LME-LMW, and DCG mines.

Ying Mining District	Three months ended September 30,			Six months ended September 30,
	2022	2021	Changes	2022	2021	Changes
Production Data
Ore Mined (tonne)	215,927	206,933	4%	429,965	349,840	23%
Ore Milled (tonne)	216,262	182,173	19%	428,317	337,580	27%

Average Head Grades
Silver (grams/tonne)	257	283	-9%	262	281	-7%
Lead (%)	3.7	4.0	-7%	3.8	4.1	-8%
Zinc (%)	0.7	0.7	-7%	0.7	0.8	-11%

Average Recovery Rates
Silver (%)	95.5	95.4	0%	95.6	95.1	1%
Lead (%)	94.1	95.5	-1%	94.8	95.6	-1%
Zinc (%)	62.5	56.0	12%	60.3	57.8	4%

Metal Production
Silver (in thousands of ounces)	1,657	1,517	9%	3,353	2,800	20%
Gold (in thousands of ounces)	1.2	0.8	50%	2.3	1.8	28%
Lead (in thousands of pounds)	16,201	14,671	10%	32,919	27,949	18%
Zinc (in thousands of pounds)	1,976	1,584	25%	3,904	3,103	26%

Cost Data*
Mining costs ($/tonne)	80.44	82.31	-2%	79.38	80.24	-1%
Shipping costs ($/tonne)	3.93	3.58	10%	3.85	3.59	7%
Milling costs ($/tonne)	10.86	10.70	1%	10.91	11.27	-3%
Production costs ($/tonne)	95.23	96.59	-1%	94.14	95.10	-1%
All-in sustaining production costs ($/tonne)	127.89	141.26	-9%	141.84	140.27	1%

Cash cost per ounce of Silver, net of by-product credits ($)	1.86	0.71	162%	1.05	0.75	40%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	6.82	6.88	-1%	7.73	6.71	15%
*	Alternative performance (non-IFRS) measure. Please refer to section 11 for reconciliation.

In Q2 Fiscal 2023, a total of 215,927 tonnes of ore were mined and 216,262 tonnes of ore were milled at the Ying Mining District, up 4% and 19%, compared to 206,933 tonnes mined and 182,173 tonnes milled in Q2 Fiscal 2022.

Average head grades of ore processed were 257 g/t for silver, 3.7% for lead, and 0.7% for zinc compared to 283 g/t for silver, 4.0% for lead, and 0.7% for zinc in Q2 Fiscal 2022.

Metals produced at the Ying Mining District were approximately 1.7 million ounces of silver, 1,200 ounces of gold, 16.2 million pounds of lead, and 2.0 million pounds of zinc, up 9%, 50%, 10%, and 25%, respectively, compared to 1.5 million ounces of silver, 800 ounces of gold, 14.7 million pounds of lead, and 1.6 million pounds of zinc in Q2 Fiscal 2022.

In Q2 Fiscal 2023, the mining costs at the Ying Mining District were $80.44 per tonne, down 2% compared to $82.31 per tonne in Q2 Fiscal 2022, while the milling costs were $10.86 per tonne, up 1% compared to $10.70 per tonne in Q2 Fiscal 2022.

The production costs per tonne of ore processed were $95.23, down 1% compared to $96.59 in Q2 Fiscal 2022. The all-in sustaining costs per tonne of ore processed were $127.89, down 9% compared to $141.26 in Q2 Fiscal 2022.

In Q2 Fiscal 2023, the cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were $1.86, up 162% compared to $0.71 in Q2 Fiscal 2022. The increase was primarily due to an increase of $3.1 million in expensed production costs offset by an increase of $1.1 million in by-product credits. The all-in sustaining costs per ounce of silver, net of by-product credits were $6.82, down 1% compared to $6.88 in Q2 Fiscal 2022. The decrease was mainly due to more ounces of silver sold resulted in lower costs per ounce of silver.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

In Q2 Fiscal 2023, a total of 65,088 metres or $2.3 million worth of diamond drilling were completed (Q2 Fiscal 2022 – 102,905 metres or $5.0 million), of which approximately 33,446 metres or $0.9 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2022 – 72,844 metres or $2.2 million) and approximately 31,642 metres or $1.4 million worth of drilling were capitalized (Q2 Fiscal 2022 – 30,061 metres or $2.8 million). In addition, approximately 8,912 metres or $3.6 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2022 – 7,528 metres or $2.9 million), and approximately 17,866 metres or $8.4 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q2 Fiscal 2022 – 16,676 metres or $7.1 million).

For the six months ended September 30, 2022, a total of 429,965 tonnes of ore were mined and 428,317 tonnes of ore were milled at the Ying Mining District, up 23% and 27%, compared to 349,840 tonnes mined and 337,580 tonnes milled in the same prior year period.

Average head grades of ore processed were 262 g/t for silver, 3.8% for lead, and 0.7% for zinc compared to 281 g/t for silver, 4.1% for lead, and 0.8% for zinc in the same prior year period.

Metals produced at the Ying Mining District were approximately 3.4 million ounces of silver, 2,300 ounces of gold, 32.9 million pounds of lead, and 3.9 million pounds of zinc, up 20%, 28%, 18%, and 26%, respectively, compared to 2.8 million ounces of silver, 1,800 ounces of gold, 27.9 million pounds of lead, and 3.1 million pounds of zinc in the same prior year period.

For the six months ended September 30,2022, the mining costs at the Ying Mining District were $79.38 per tonne, down 1% compared to $80.24 per tonne in the same prior year period while the milling costs were $10.91 per tonne, down 3% compared to $11.27 per tonne in the same prior year period.

The production costs per tonne of ore processed were $94.14, down 1% compared to $95.10 in the same prior year period. The all-in sustaining costs per tonne of ore processed was $141.84, up 1% compared to $140.27 in the same prior year period.

For the six months ended September 30,2022, the cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were $1.05, up 40% compared to $0.75 in the same prior year period. The all-in sustaining costs per ounce of silver, net of by-product credits were $7.73, up 15% compared to $6.71 in the same prior year period. The increase was mainly due to an increase of $1.3 million in production costs, net of by-product credits and an increase of $6.2 million in sustaining capital expenditures.

For the six months ended September 30,2022, a total of 166,136 metres or $6.3 million worth of diamond drilling were completed (same prior year period – 192,094 metres or $8.4 million), of which approximately 85,179 metres or $2.3 million worth of underground drilling were expensed as part of mining costs (same prior year period – 104,786 metres or $2.3 million) and approximately 80,957 metres or $4.0 million worth of drilling were capitalized (same prior year period – 87,308 metres or $6.1 million). In addition, approximately 18,229 metres or $7.0 million worth of preparation tunnelling were completed and expensed as part of mining costs (same prior year period – 14,029 metres or $5.4 million), and approximately 39,284 metres or $16.9 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (same prior year period – 29,649 metres or $12.7 million).

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three and six months ended September 30, 2022 and 2021:

	Three months ended September 30,			Six months ended September 30,
GC Mine	2022	2021	Changes	2022	2021	Changes
Production Data
Ore Mined (tonne)	75,054	85,535	-12%	161,120	173,863	-7%
Ore Milled (tonne)	75,381	89,643	-16%	161,502	177,313	-9%

Average Head Grades
Silver (grams/tonne)	72	73	-1%	72	77	-7%
Lead (%)	1.2	1.7	-27%	1.3	1.6	-18%
Zinc (%)	2.7	3.3	-19%	2.8	3.3	-15%

Average Recovery Rates
Silver (%) **	81.0	84.4	-4%	82.3	84.2	-2%
Lead (%)	88.5	89.5	-1%	89.3	89.4	0%
Zinc (%)	89.6	89.6	0%	90.0	89.5	1%

Metal Production
Silver (in thousands of ounces)	141	179	-21%	305	369	-17%
Lead (in thousands of pounds)	1,782	2,942	-39%	4,152	5,542	-25%
Zinc (in thousands of pounds)	4,010	5,899	-32%	9,008	11,578	-22%

Cost Data*
Mining costs ($/tonne)	42.30	41.34	2%	42.25	39.81	6%
Milling costs ($/tonne)	17.54	14.47	21%	16.56	14.52	14%
Production costs ($/tonne)	59.84	55.81	7%	58.81	54.33	8%
All-in sustaining production costs ($/tonne)	78.31	73.76	6%	80.10	72.69	10%

Cash cost per ounce of Silver, net of by-product credits ($)	(12.13)	(22.51)	46%	(17.55)	(20.12)	13%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	(0.73)	(11.61)	94%	(4.29)	(9.70)	56%

*Alternative	performance (non-IFRS) measure. Please refer to section 11 for reconciliation.
**Silver	recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

In Q2 Fiscal 2023, a total of 75,054 tonnes of ore were mined and 75,381 tonnes were milled at the GC Mine, down 12% and 16%, respectively, compared to 85,535 tonnes mined and 89,643 tonnes milled in Q2 Fiscal 2022. Mining operations at the GC Mine were partially affected in August and September 2022 as the Company worked on improving ventilation and electric power facilities to comply with several new safety production regulations issued by the National Mine Safety Administration of China, which became effective September 1, 2022. The improvements have been completed in October 2022, and the Company expects that mining operations at the GC Mine will return to its normal operation levels for the remainder of the year.

Average head grades of ore milled were 72 g/t for silver, 1.2% for lead, and 2.7% for zinc compared to 73 g/t for silver, 1.7% for lead, and 3.3% for zinc in Q2 Fiscal 2022.

Metals produced at the GC Mine were approximately 141 thousand ounces of silver, 1.8 million pounds of lead, and 4.0 million pounds of zinc, down 21%, 39%, and 32%, respectively, compared to 179 thousand ounces of silver, 2.9 million pounds of lead, and 5.9 million pounds of zinc in Q2 Fiscal 2022. The decrease was mainly due to less ore production and lower head grades achieved.

The mining costs at the GC Mine were $42.30 per tonne, up 2% compared to $41.34 per tonne in Q2 Fiscal 2022, and the milling costs were $17.54 per tonne, up 21% compared to $14.47 per tonne in Q2 Fiscal 2022. The production costs per tonne or ore processed were $59.84, up 7% compared to $55.81 in Q2 Fiscal 2022. The all- in sustaining production costs per tonne of ore processed were $78.31, up 6%, compared to $73.76 in Q2 Fiscal 2022. The increase was primarily due to the lower ore production resulting in a higher unit cost as well as the other factors discussed in the consolidated results.

The cash costs per ounce of silver, net of by-product credits, at the GC Mine, in Q2 Fiscal 2023, were negative $12.13, up 46% compared to negative $22.51 in Q2 Fiscal 2022. The increase was mainly due to a decrease of $2.7 million in by-product credits. The all-in sustaining costs per ounce of silver, net of by-product credits, were negative $0.73, up 94% compared to negative $11.61 in Q2 Fiscal 2022. The increase was mainly due to the increase in cash costs per ounce of silver as discussed above.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

In Q2 Fiscal 2023, approximately 17,893 metres or $0.6 million worth of diamond drilling were completed (Q2 Fiscal 2022 – 19,126 metres or $0.7 million), of which approximately 11,919 metres or $0.4 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2022 – 19,126 metres or $0.7 million) and approximately 5,974 metres or $0.2 million of drilling were capitalized (Q2 Fiscal 2022 – nil). In addition, approximately 1,428 metres or $0.4 million of tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2022 – 2,425 metres or $0.5 million), and approximately 3,321 metres or $1.0 million of horizontal tunnels, raises, and declines were completed and capitalized (Q2 Fiscal 2022 – 3,825 metres or $1.2 million).

For the six months ended September 30, 2022, a total of 161,120 tonnes of ore were mined and 161,502 tonnes were milled at the GC Mine, down 7% and 9%, respectively, compared to 173,863 tonnes mined and 177,313 tonnes milled in the same prior year period.

Average head grades of ore milled were 72 g/t for silver, 1.3% for lead, and 2.8% for zinc compared to 77 g/t for silver, 1.6% for lead, and 3.3% for zinc in the same prior year period.

Metals produced at the GC Mine were approximately 305 thousand ounces of silver, 4.2 million pounds of lead, and 9.0 million pounds of zinc, down 17%, 25%, and 22%, respectively, compared to 369 thousand ounces of silver, 5.5 million pounds of lead, and 11.6 million pounds of zinc in the same prior year period. The decrease was mainly due to less ore production and lower head grades achieved.

The mining costs at the GC Mine were $42.25 per tonne, up 6% compared to $39.81 per tonne in the same prior year period, and the milling costs were $16.56 per tonne, up 14% compared to $14.52 per tonne in the same prior year period. The production costs per tonne of ore processed were $58.81, up 8% compared to $54.33 in the same prior year period. The all-in sustaining production costs per tonne of ore processed were $80.10, up 10%, compared to $72.69 in the same prior year period. The increase was primarily due to the lower ore production resulting in a higher unit cost as well as the other factors discussed in the consolidated results.

For the six months ended September 30, 2022, the cash costs per ounce of silver, net of by-product credits, at the GC Mine, were negative $17.55, up 13% compared to negative $20.12 in the same prior year period. The all- in sustaining costs per ounce of silver, net of by-product credits, were negative $4.29, up 56% compared to negative $9.70 in the same prior year period.

For the six months ended September 30, 2022, approximately 37,793 metres or $1.3 million worth of diamond drilling were completed (same prior year period – 37,850 metres or $1.4 million), of which approximately 27,185 metres or $0.9 million worth of underground drilling were expensed as part of mining costs (same prior year period – 37,850 metres or $1.4 million) and approximately 10,608 metres or $0.4 million of drilling were capitalized (same prior year period – nil). In addition, approximately 3,793 metres or $1.1 million of tunnelling were completed and expensed as part of mining costs (same prior year period – 2,879 metres or $0.8 million), and approximately 6,861 metres or $2.1 million of horizontal tunnels, raises, and declines were completed and capitalized (same prior year period – 8,115 metres or $2.3 million).

(iii)	Kuanping Project

In Q2 Fiscal 2023, a total of 5,525 metres or $0.5 million worth of drilling were completed and capitalized at the Kuanping Project. For the six months ended September 30, 2022, a total of 7,507 metres or $0.8 million worth of drilling were completed and capitalized at the Kuanping Project.

An application for a mining permit was submitted in Q1 Fiscal 2023 and is still pending review and approval by the relevant provincial government authorities.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is conducting activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon.

(v)	La Yesca Project

In Q2 Fiscal 2023, the Company completed the review and evaluation on the results of the drilling program completed in Fiscal 2022. The Company does not plan to undertake further significant work at the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognized an impairment charge of $20.2 million in Q2 Fiscal 2023.

(c)	Annual Operating Outlook

Unless otherwise stated, all references to Fiscal 2023 Guidance in this MD&A refer to the “Fiscal 2023 Operating Outlook” section in the Company’s Fiscal 2022 Annual MD&A dated May 25, 2022 (“Fiscal 2023 Guidance”) filed under the Company’s SEDAR profile at www.sedar.com.

(i)	Production and Production Costs

The following table summarizes the production and production costs achieved for the six months ended September 30, 2022 compared to the respective Fiscal 2023 Guidance:

		Head grades			Metal production			Production costs
	Ore processed (tonnes)	Silver (g/t)	Lead (%)	Zinc (%)	Silver (Koz)	Lead (Klbs)	Zinc (Klbs)	Cash cost ($/t)	AISC ($/t)
Six months ended September 30, 2022 Actual
Ying Mining District	428,317	262	3.8	0.7	3,353	32,919	3,904	94.14	141.84
GC Mine	161,502	72	1.3	2.8	305	4,152	9,008	58.81	80.10
Consolidated	589,819	210	3.1	1.3	3,658	37,071	12,912	84.50	137.48

Fiscal 2023 Guidance
Ying Mining District	740,000-774,000	276	3.8	0.9	6,300 - 6,500	58,900 - 60,900	8,200 - 8,500	92.3 - 93.7	143.5 - 145.7
GC Mine	300,000 - 330,000	93	1.6	3.7	700 - 800	9,500 - 10,400	21,800 - 24,000	54.9 - 57.5	86.1 - 92.0
Consolidated*	1,040,000 - 1,140,000	224	3.2	1.7	7,000 - 7,300	68,400 - 71,300	30,000 - 32,500	83.3 - 85.9	141.6 - 143.5

% of Fiscal 2023 Guidance**
Ying Mining District	57%	95%	99%	79%	52%	55%	47%	101%	98%
GC Mine	51%	77%	82%	76%	41%	42%	39%	105%	90%
Consolidated	55%	94%	97%	76%	51%	53%	41%	100%	96%
*	The consolidated zinc production has been revised to reflect the sum of zinc production from the Ying Mining District and the GC Mine.
**	Percentage caculated based on mid-point of the related Fiscal 2023 Guidance.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii)	Development and Capital Expenditures

The following table summarizes the Q2 Fiscal 2023 development work and capitalized expenditures compared to the respective Fiscal 2023 Guidance.

	Capitalized Development and Expenditures								Expensed Tunneling	Expensed Drilling
	Ramp Development		Exploration and Development Tunnels		Capitalized Exploration Drilling		Equipment & Mill and TSF	Total	Mining Preparation	Exploration Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Six months ended September 30, 2022 Actual
Ying Mining District	3,693	$2,833	35,591	$14,087	80,957	$4,038	7,028	$27,986	18,229	85,179
GC Mine	-	-	6,861	2,142	10,608	351	768	3,261	3,793	27,185
Corporate and other	-	-	-	-	7,507	1,631	4	1,635	-	-
Consolidated	3,693	$2,833	42,452	$16,229	99,072	$6,020	$7,800	$32,882	22,022	112,364

Fiscal 2023 Guidance
Ying Mining District	4,600	$3,200	61,300	$26,300	110,700	$6,800	$44,600	$80,900	29,000	135,300
GC Mine	-	-	13,200	4,200	14,800	400	1,900	6,500	7,600	46,600
Corporate and other	-	-	-	-	10,500	700	500	1,200	-	-
Consolidated	4,600	$3,200	74,500	$30,500	136,000	$7,900	$47,000	$88,600	36,600	181,900

Percentage of Fiscal 2023 Guidance
Ying Mining District	80%	89%	58%	54%	73%	59%	16%	35%	63%	63%
GC Mine	-	-	52%	51%	72%	88%	40%	50%	50%	58%
Corporate and other	-	-	-	-	71%	233%	1%	136%	-	-
Consolidated	80%	89%	57%	53%	73%	76%	17%	37%	60%	62%
*	Capitalized drilling includes surface diamond drilling and some underground drilling which was believed to be for the purpose of defining additional mineral reserves.

As of September 30, 2022, a total of $2.5 million in expenditures have been incurred on the construction of the new 3,000 tonnes per day floatation mill (the “New Mill”) and the new tailings storage facility (the “TSF”). A total of 645 metres of drainage tunnels were completed, and the site preparation for the New Mill was also substantially completed. The first batch of $4.1 million (RMB¥29.3 million) of milling equipment was ordered. The environmental and safety assessment study report was revised and is pending government approval.

The Company also spent approximately $1.5 million to upgrade most roads to concrete and upgrade certain environmental protection facilities at the Ying Mining District as part of our continued commitment to build green mines.

4.	Investment in Associates

(a)	New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the six months ended September 30, 2022, the Company acquired 260,220 common shares of NUAG from the public market (six months ended September 30, 2021 – nil) for a total cost of $0.8 million (six months ended September 30, 2021 – $nil).

As at September 30, 2022, the Company owned 44,302,416 common shares of NUAG (March 31, 2022 – 44,042,216), representing an ownership interest of 28.3% (March 31, 2022 – 28.2%).

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance, April 1, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(1,715)
Share of other comprehensive income		95
Foreign exchange impact		306
Balance, March 31, 2022	44,042,216	$49,437	$140,275
Purchase from open market	260,200	757
Share of net loss		(1,250)
Share of other comprehensive loss		(1,025)
Foreign exchange impact		(4,284)
Balance, September 30, 2022	44,302,416	$43,635	$93,408

(b)	Investment in Whitehorse Gold Corp. (“WHG”)

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

As at September 30, 2022, the Company owned 15,514,285 common shares of WHG (March 31, 2022 – 15,514,285), representing an ownership interest of 28.9% (March 31, 2022 – 29.3%).

The summary of the investment in WHG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of WHG’s common shares per quoted market price
Balance, April 1, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(473)
Foreign exchange impact		(141)
Balance, March 31, 2022	15,514,285	$7,404	$6,208
Share of net loss		(249)
Share of other comprehensive income		21
Foreign exchange impact		(641)
Balance, September 30, 2022	15,514,285	$6,535	$5,320

5.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for the quarters ended March 31 are normally affected by the extended Chinese New Year holiday.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2023	Quarter Ended				Six Months Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Sep 30, 2022
Revenue	$63,592	$51,739			$115,331
Cost of mine operations	38,690	37,378			76,068
Income from mine operations	24,902	14,361			39,263
Corporate general and administrative expenses	3,557	3,476			7,033
Foreign exchange loss (gain)	(1,656)	(4,340)			(5,996)
Share of loss in associates	728	771			1,499
Loss on equity investments	2,671	1,596			4,267
Impairment charges against mineral rights and properties	-	20,211			20,211
Other items	231	61			292
Income from operations	19,371	(7,414)			11,957
Finance items	(800)	(1,023)			(1,823)
Income tax expenses	6,087	3,811			9,898
Net income (loss)	14,084	(10,202)			3,882
Net income (loss) attributable to equity holders of the Company	10,169	(1,712)			8,457
Basic earnings (loss) per share	0.06	(0.01)			0.05
Diluted earnings (loss) per share	0.06	(0.01)			0.05
Cash dividend declared	2,216	-			2,216
Cash dividend declared per share	0.0125	-			0.0125
Other financial information
Total assets					648,273
Total liabilities					99,288
Total attributable shareholders’ equity					462,692

Fiscal 2023	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
Revenue	$58,819	$58,435	$59,079	$41,590	$217,923
Cost of mine operations	33,315	34,823	37,603	27,881	133,622
Income from mine operations	25,504	23,612	21,476	13,709	84,301
Corporate general and administrative expenses	3,838	3,749	3,310	3,284	14,181
Foreign exchange loss (gain)	450	(2,063)	(1,813)	3,159	(267)
Share of loss in associates	396	469	403	920	2,188
Loss (gain) on equity investments	722	3,365	(1,101)	499	3,485
Other items	314	460	1,481	(106)	2,149
Income from operations	19,784	17,632	19,196	5,953	62,565
Finance items	(1,265)	(481)	8,171	(932)	5,493
Income tax expenses (recovery)	4,817	5,355	3,093	523	13,788
Net income	16,232	12,758	7,932	6,362	43,284
Net income attributable to equity holders of the Company	12,212	9,393	5,063	3,966	30,634
Basic earnings per share	0.07	0.05	0.03	0.02	0.17
Diluted earnings per share	0.07	0.05	0.03	0.02	0.17
Cash dividend declared	2,202	-	2,211		4,413
Cash dividend declared per share	0.0125	-	0.0125		0.025
Other financial information
Total assets					723,538
Total liabilities					103,424
Total attributable shareholders’ equity					512,396

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2023	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2022
Revenue	$46,705	$56,372	$53,296	$35,732	$192,105
Cost of mine operations	$27,420	$29,700	$28,495	22,328	107,943
Income from mine operations	19,285	26,672	24,801	13,404	84,162
Corporate general and administrative expenses	2,687	2,784	3,525	3,369	12,365
Foreign exchange loss	2,670	1,349	2,954	773	7,746
Share of loss in associates	161	319	550	816	1,846
Loss (gain) on equity investments	(5,466)	(2,771)	(600)	1,105	(7,732)
Other items	(3,841)	214	(258)	2,098	(1,787)
Income from operations	23,074	24,777	18,630	5,243	71,724
Finance items	(800)	(657)	295	(617)	(1,779)
Income tax expenses (recovery)	5,382	5,877	6,046	(4,311)	12,994
Net income	18,492	19,557	12,289	10,171	60,509
Net income attributable to equity holders of the Company	15,491	15,472	8,392	7,021	46,376
Basic earnings per share	0.09	0.09	0.05	0.04	0.27
Diluted earnings per share	0.09	0.09	0.05	0.04	0.26
Cash dividend declared	2,178	-	2,190	-	4,368
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					652,642
Total liabilities					86,914
Total attributable shareholders’ equity					467,574

(b)	Overview of Q2 Fiscal 2023 Financial Results

Net loss attributable to equity shareholders of the Company in Q2 Fiscal 2023 was $1.7 million or $0.01 per share, compared to net income of $9.4 million or $0.05 per share in Q2 Fiscal 2022.

In Q2 Fiscal 2023, the Company’s consolidated financial results were mainly impacted by i) an increase of 3%, and 50%, respectively, in silver and gold sold and a decrease of 22% in zinc sold; ii) a decrease of 18%, 11%, and 5%, respectively, in the realized selling price for silver, gold, and lead, and an increase of 5% in the realized selling prices for zinc; iii) a foreign exchange gain of $4.3 million arising from the appreciation of the US dollar against the Company’s functional currencies, mainly the Chinese yuan and Canadian dollar; iv) a loss of $1.6 million on equity investments; and v) an impairment charge of $20.2 million against the Las Yesca Project.

Revenue in Q2 Fiscal 2023 was $51.7 million, down 11% compared to $58.4 million in Q2 Fiscal 2022. The decrease is mainly due to the decrease of net realized selling prices for silver, gold and lead. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Three months ended September 30, 2022			Three months ended September 30, 2021
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver (in thousands of ounces)	1,649	140	1,789	1,553	176	1,729
Gold (in thousands of ounces)	1.2	-	1.2	0.8	-	0.8
Lead (in thousands of pounds)	15,587	1,681	17,268	14,436	2,883	17,319
Zinc (in thousands of pounds)	1,882	4,058	5,940	1,617	6,009	7,626
Revenue
Silver (in thousands of $)	26,064	1,651	27,715	30,306	2,499	32,805
Gold (in thousands of $)	1,579	-	1,579	1,186	-	1,186
Lead (in thousands of $)	13,294	1,406	14,700	12,859	2,551	15,410
Zinc (in thousands of $)	2,128	4,290	6,418	1,731	6,090	7,821
Other (in thousands of $)	894	433	1,327	1,020	193	1,213
	43,959	7,780	51,739	47,102	11,333	58,435
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	15.81	11.79	15.50	19.51	14.20	18.97
Gold ($ per ounce)	1,316	-	1,316	1,483	-	1,483
Lead ($ per pound)	0.85	0.84	0.85	0.89	0.88	0.89
Zinc ($ per pound)	1.13	1.06	1.08	1.07	1.01	1.03

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 2023	Q2 2022	Q2 2023	Q2 2022	Q2 2023	Q2 2022	Q2 2023	Q2 2022
Net realized selling prices	$15.50	$18.97	$1,316	$1,483	$0.85	$0.89	$1.08	$1.03
SME	$19.40	$24.60	$1,744	$1,796	$0.99	$1.07	$1.62	$1.58
LME	$19.23	$24.37	$1,730	$1,789	$0.90	$1.04	$1.46	$1.36

Costs of mine operations in Q2 Fiscal 2023 were $37.4 million, up 7% compared to $34.8 million in Q2 Fiscal 2022. Items included in costs of mine operations are as follows:

	Q2 Fiscal 2023	Q2 Fiscal 2022	Change
Production costs	$25,398	$22,771	12%
Depreciation and amortization	7,354	6,878	7%
Mineral resource taxes	1,308	1,703	-23%
Government fees and other taxes	556	710	-22%
General and administrative	2,762	2,761	0%
	$37,378	34,823	7%

Production costs expensed in Q2 Fiscal 2023 were $25.4 million, up 12% compared to $22.8 million in Q2 Fiscal 2022. The increase was mainly due to more metals sold and an increase of 2% in per tonne production costs. The production costs expensed represent approximately 295,100 tonnes of ore processed and expensed at $86.07 per tonne, compared to approximately 268,700 tonnes of ore processed and expensed at $84.75 per tonne in Q2 Fiscal 2022.

The decrease in the mineral resource taxes and government fees and other taxes was mainly due to lower revenue achieved in Q2 Fiscal 2023. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Mine general and administrative expenses for the mine operations in Q2 Fiscal 2023 were $2.8 million, comparable to $2.8 million in Q2 Fiscal 2022. Items included in general and administrative expenses for the mine operations are as follows:

	Q2 Fiscal 2023	Q2 Fiscal 2022	Change
Amortization and depreciation	$301	$343	-12%
Office and administrative expenses	767	707	8%
Professional Fees	111	113	-2%
Salaries and benefits	1,583	1,598	-1%
	$2,762	$2,761	0%

Income from mine operations in Q2 Fiscal 2023 was $14.4 million, down 39% compared to $23.6 million in Q2 Fiscal 2022. Income from mine operations at the Ying Mining District was $12.9 million, compared to $19.3 million in Q2 Fiscal 2022. Income from mine operations at the GC Mine was $1.5 million, compared to $4.5 million in Q2 Fiscal 2022.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Corporate general and administrative expenses in Q2 Fiscal 2023 were $3.5 million, down 7% compared to $3.7 million in Q2 Fiscal 2022. Items included in corporate general and administrative expenses are as follows:

	Q2 Fiscal 2023	Q2 Fiscal 2022	Change
Amortization and depreciation	$142	144	-1%
Office and administrative expenses	460	379	21%
Professional Fees	55	192	-71%
Salaries and benefits	1,699	1,366	24%
Share-based compensation	1,120	1,668	-33%
	$3,476	3,749	-7%

Foreign exchange gain in Q2 Fiscal 2023 was $4.3 million compared to $2.1 million in Q2 Fiscal 2022. The foreign exchange gain or loss is mainly driven by the exchange rate between the US dollar and the Canadian dollar.

Loss on equity investments in Q2 Fiscal 2023 was $1.6 million, compared to $4.1 million in Q2 Fiscal 2022. The loss was mainly due to the changes in value of mark-to-market equity investments.

Share of loss in an associate in Q2 Fiscal 2023 was $0.8 million, compared to $0.5 million in Q2 Fiscal 2022. Share of loss in an associate represents the Company’s equity pickup in NUAG and WHG.

Finance income in Q2 Fiscal 2023 was $1.1 million compared to $1.3 million in Q2 Fiscal 2022. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs in Q2 Fiscal 2023 was $0.1 million compared to $0.1 million in Q2 Fiscal 2022. The finance costs primarily comprised of the following:

	Q2 Fiscal 2023	Q2 Fiscal 2022
Interest on lease obligation	$12	$19
Unwinding of discount of environmental rehabilitation provision	61	67
	$73	$86

Income tax expenses in Q2 Fiscal 2023 were $3.8 million, down 29% compared to $5.4 million in Q2 Fiscal 2022. The income tax expense recorded in Q2 Fiscal 2023 included a current income tax expense of $2.4 million (Q2 Fiscal 2022 - $3.2 million) and a deferred income tax expense of $1.4 million (Q2 Fiscal 2022 - $2.2 million). The current income tax expenses in Q2 Fiscal 2023 included withholding tax expenses of $1.3 million (Q2 Fiscal 2022-$nil), which was paid at a rate of 10% on dividends distributed out of China.

(c)	Overview of the Financial Results for the six months ended September 30, 2022

Net income attributable to equity shareholders of the Company for the six months ended September 30, 2022 was $8.5 million or $0.05 per share, compared to net income of $21.6 million or $0.12 per share in the same prior year period.

For the six months ended September 30, 2022, the Company’s consolidated financial results were mainly impacted by i) an increase of 10%, 28% and 7%, respectively, in silver, gold, and lead sold, and a decrease of 14% in zinc sold; ii) a decrease of 15% and 3%, respectively, in the realized selling price for silver and gold, and an increase of 13% in the realized selling prices for zinc; iii) a foreign exchange gain of $6.0 million arising from the appreciation of the US dollar against the Company’s functional currencies, mainly the Chinese yuan and the Canadian dollar; iv) a loss of $4.3 million on equity investments; and v) an impairment charge of $20.2 million against the Las Yesca Project.

Revenue for the six months ended September 30, 2022 was $115.3 million, down 2% compared to $117.3 million in the same prior year period. The decrease is mainly due to the decrease of net realized selling prices for silver and gold. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

	Six months ended September 30, 2022			Six months ended September 30, 2021
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver (in thousands of ounces)	3,408	296	3,704	3,000	371	3,371
Gold (in thousands of ounces)	2.3	-	2.3	1.8	-	1.8
Lead (in thousands of pounds)	32,347	4,046	36,393	28,611	5,518	34,129
Zinc (in thousands of pounds)	3,917	8,951	12,868	3,138	11,743	14,881
Revenue
Silver (in thousands of $)	58,390	3,774	62,164	61,230	5,569	66,799
Gold (in thousands of $)	3,332	-	3,332	2,694	-	2,694
Lead (in thousands of $)	28,329	3,486	31,815	25,046	4,764	29,810
Zinc (in thousands of $)	4,667	10,253	14,920	3,345	11,844	15,189
Other (in thousands of $)	2,203	897	3,100	2,205	557	2,762
	96,921	18,410	115,331	94,520	22,734	117,254
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.13	12.75	16.78	20.41	15.01	19.82
Gold ($ per ounce)	1,449	-	1,449	1,497	-	1,497
Lead ($ per pound)	0.88	0.86	0.88	0.88	0.86	0.87
Zinc ($ per pound)	1.19	1.15	1.16	1.07	1.01	1.02

Costs of mine operations for the six months ended September 30, 2022 were $76.1 million, up 12% compared to $68.1 million in the same prior year period. Items included in costs of mine operations are as follows:

	Six months ended September 30,
	2022	2021	Change
Production costs	$51,542	45,256	14%
Depreciation and amortization	14,912	13,092	14%
Mineral resource taxes	2,848	3,116	-9%
Government fees and other taxes	1,340	1,401	-4%
General and administrative	5,426	5,273	3%
	$76,068	68,138	12%

Production costs expensed for the six months ended September 30, 2022 were $51.5 million, up 14% compared to $45.3 million in the same prior year period. The increase was mainly due to more metals sold and an increase of 4% in per tonne production costs. The production costs expensed represent approximately 610,000 tonnes of ore processed and expensed at $84.50 per tonne, compared to approximately 554,600 tonnes of ore processed and expensed at $81.60 per tonne in the same prior year period.

The decrease in the mineral resource taxes and government fees and other taxes were mainly due to lower revenue achieved for the six months ended September 30, 2022.

Mine general and administrative expenses for the mine operations for the six months ended September 30, 2022 were $5.4 million, up 3% compared to $5.3 million in the same prior year period. Items included in general and administrative expenses for the mine operations are as follows:

	Six months ended September 30,
	2022	2021	Change
Amortization and depreciation	618	678	-9%
Office and administrative expenses	1,386	1,392	0%
Professional Fees	233	219	6%
Salaries and benefits	3,189	2,984	7%
	$5,426	5,273	3%

Income from mine operations for the six months ended September 30, 2022 was $39.3 million, down 20% compared to $49.1 million in the same prior year period. Income from mine operations at the Ying Mining District was $34.3 million, compared to $40.5 million in the same prior year period. Income from mine operations at the GC Mine was $5.2 million, compared to $8.8 million in the same prior year period.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Corporate general and administrative expenses for the six months ended September 30, 2022 were $7.0 million, down 7% compared to $7.6 million in the same prior year period. Items included in corporate general and administrative expenses are as follows:

	Six months ended September 30,
	2022	2021	Change
Amortization and depreciation	$291	$290	0%
Office and administrative expense	815	947	-14%
Professional Fees	363	337	8%
Salaries and benefits	3,272	2,354	39%
Share-based compensation	2,292	3,659	-37%
	$7,033	$7,587	-7%

Foreign exchange gain for the six months ended September 30, 2022 was $6.0 million compared to $1.6 million in the same prior year period. The foreign exchange gain or loss is mainly driven by the exchange rate between the US dollar and the Canadian dollar.

Loss on equity investments for the six months ended September 30, 2022 was $4.3 million, compared to $4.9 million in the same prior year period. The loss was mainly due to the changes in value of mark-to-market equity investments.

Share of loss in an associate for the six months ended September 30, 2022 was $1.5 million, compared to $0.9 million in the same prior year period. Share of loss in an associate represents the Company’s equity pickup in NUAG and WHG.

Finance income for the six months ended September 30, 2022 was $2.4 million compared to $2.7 million in the same prior year period. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs for the six months ended September 30, 2022 was $0.6 million compared to $0.2 million in the same prior year period. The finance costs primarily comprised of the following:

	Six months ended September 30,
	2022	2021
Interest on lease obligation	$26	$39
Unwinding of discount of environmental rehabilitation provision	124	135
Impairment charges against debt investment	445	-
	$595	$174

Income tax expenses for the six months ended September 30, 2022 were $9.9 million, down 3% compared to $10.2 million in the same prior year period. The income tax expense recorded for the six months ended September 30, 2022 included a current income tax expense of $6.4 million (same prior year period - $7.1 million) and a deferred income tax expense of $3.5 million (same prior year period - $3.0 million). The current income tax expenses for the six months ended September 30, 2022 included withholding tax expenses of $2.6 million (same prior year period- $1.4 million), which was paid at a rate of 10% on dividends distributed out of China.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

6.	Liquidity, Capital Resources, and Contractual Obligations Liquidity

The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position as well as the cash flow activities during the period.

As at	September 30, 2022	March 31, 2022	Changes
Cash and cash equivalents	$166,370	$113,302	$53,068
Short-term investments	34,598	99,623	(65,025)
	$200,968	$212,925	$(11,957)
Working capital	$170,936	$186,270	$(15,334)

	Three months ended September 30,			Six months ended September 30,
	2022	2021	Changes	2022	2021	Changes
Cash flow
Cash provided by operating activities	$14,064	$30,854	$(16,790)	$54,240	$67,306	$(13,066)
Cash provided by (used in) investing activities	17,252	(58,824)	76,076	26,307	(38,340)	64,647
Cash provided by (used in) financing activities	(4,995)	263	(5,258)	(11,887)	(5,237)	(6,650)
Increase (decrease) in cash and cash equivalents	26,321	(27,707)	54,028	68,660	23,729	44,931
Effect of exchange rate changes on cash and cash equivalents	(10,212)	(1,822)	(8,390)	(15,592)	(535)	(15,057)
Cash and cash equivalents, beginning of the period	150,261	171,458	(21,197)	113,302	118,735	(5,433)
Cash and cash equivalents, end of the period	$166,370	$141,929	$24,441	$166,370	$141,929	$24,441

Cash, cash equivalents and short-term investments as at September 30, 2022 were $201.0 million, down 6% or $11.9 million compared to $212.9 million as at March 31, 2022. The decrease is mainly due to a negative translation impact of $15.6 million on cash and cash equivalents arising from the appreciation of the US dollar against the Canadian dollar and Chinese yuan.

Working capital as at September 30, 2022 was $170.9 million, down 8% compared to $186.3 million as at March 31, 2022.

Cash flow provided by operating activities in Q2 Fiscal 2023 was $14.1 million, down $16.8 million, compared to $30.9 million in Q2 Fiscal 2022. The decrease was due to:

●	$20.9 million cash flow from operating activities before changes in non-cash operating working capital, down$10.8 million, compared to $31.7 million in Q2 Fiscal 2022, and the decrease was mainly due to lower income from mine operations; and

●	$6.8 million cash used in the changes in non-cash working capital, compared to $0.8 million in Q2 Fiscal 2022.

For the six months ended September 30, 2022, cash flow provided by operating activities was $54.2 million, down $13.1 million compared to $67.3 million. Before changes in non-cash operating working capital, cash flow from operating activities was $52.1 million, down $6.9 million compared to $59.0 million for the same prior year period.

Cash flow provided by investing activities in Q2 Fiscal 2023 was $17.3 million, compared to $58.9 million cash used in Q2 Fiscal 2022, and comprised mostly of:

●	$47.1 million proceeds from the redemptions of short-term investments (Q2 Fiscal 2022 - $14.8 million); offset by

●	$18.3 million spent on investment in short-term investments (Q2 Fiscal 2022 - $52.3 million);

●	$6.9 million spent on mineral exploration and development expenditures (Q2 Fiscal 2022 - $10.7 million);

●	$nil spent on the acquisition of mineral rights and properties (Q2 Fiscal 2022 - $3.1 million)

●	$4.5 million spent to acquire plant and equipment (Q2 Fiscal 2022 - $3.3 million);

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	$0.2 million spent on investment in associate (Q2 Fiscal 2022 - $nil million); and,

●	$nil million spent on the acquisition of other investments (Q2 Fiscal 2022 - $4.3 million).

For the six months ended September 30, 2022, cash flow provided by investing activities was $26.3 million, compared to $38.3 million used in the same prior year period, and comprised mostly of:

●	$138.0 million proceeds from the redemptions of short-term investments (same prior year period - $75.2 million);

●	$0.5 million proceeds from the disposal of other investment (same prior year period - $1.0 million); offset by

●	$80.3 million spent on investment in short-term investments (same prior year period - $74.2 million);

●	$22.8 million spent on mineral exploration and development expenditures (same prior year period - $20.8 million);

●	$nil spent on the acquisition of mineral rights and properties (same prior year period - $3.1 million)

●	$6.7 million spent to acquire plant and equipment (Q2 Fiscal 2022 - $4.6 million);

●	$0.8 million spent on investment in associate (Q2 Fiscal 2022 - $5.0 million); and,

●	$1.8 million spent on the acquisition of other investments (Q2 Fiscal 2022 - $6.9 million).

Cash flow used in financing activities in Q2 Fiscal 2023 was $5.0 million, compared to $0.3 million cash from financing activities in Q2 Fiscal 2022, and comprised mostly of:

●	$0.2 million lease payment (Q2 Fiscal 2022 - $0.2 million);

●	$3.6 million in distributions to non-controlling shareholders (Q2 Fiscal 2022 - $nil million); and

●	$1.2 million spent to buy back 503,247 common shares of the Company under Normal Course Issuer Bid (Q2 Fiscal 2022 - $nil); offset by

●	$nil cash received arising from exercise of stock options (Q2 Fiscal 2022 - $0.4 million).

Cash flow used in financing activities for the six months ended September 30, 2022 was $11.9 million, compared to $5.2 million in the same prior year period, and comprised mostly of:

●	$0.3 million lease payment (same prior year period - $0.3 million);

●	$7.3 million in distributions to non-controlling shareholders (same prior year period - $3.9 million);

●	$2.2 million cash dividends paid to equity holders of the Company (same prior year period - $2.2 million);

●	$2.7 million spent to buy back 838,237 common shares of the Company under Normal Course Issuer Bid (same prior year period - $nil); offset by

●	$nil cash received arising from exercise of stock options (same prior year period - $1.1million).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments for shareholders.

The Company monitors its capital structure based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company is not subject to any externally imposed capital requirements.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Contractual Obligation and Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at September 30, 2022.

	Within a year	year 2-5	Total
Accounts payable and accrued liabilities	$39,075	$-	$39,075
Deposits received	6,216	-	6,216
Income tax payable	143	-	143
Lease obligation	415	468	883
	$45,849	$468	$46,317

The Company’s customers are required to make full amount of payment as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.

As at September 30, 2022, the Company has working capital of $170.9 million (March 31, 2022 - $186.3 million). The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuous reporting requirements.

7.	Environmental Rehabilitation Provision

The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

As at September 30, 2022, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $11.2 million (March 31, 2022 - $12.3 million) over the next twenty-five years, which has been discounted using an average discount rate of 3.01% (March 31, 2022 – 3.01%).

The accretion of the discounted charge for the six months ended September 30, 2022 was $0.1 million (same prior year period - $0.1 million), and reclamation expenditures incurred in Q2 Fiscal 2023 was $0.2 million (same prior year period - $0.1 million).

8.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China and Mexico; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and Audited Consolidated Financial Statements, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.

(a)	Financial Instruments Risk Exposure

The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company’s exposures and management of each of those risks is described in the condensed interim consolidated financial statements for the three and six months ended September 30, 2022 under Note 19 “Financial Instruments”, along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to currency risk affect net income is summarized as follows:

	September 30, 2022	March 31, 2022
Financial assets denominated in U.S. Dollars	$74,257	$59,272

As at September 30, 2022, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $7.4 million.

Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at September 30, 2022, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on September 30, 2022 (at March 31, 2022 - $nil).

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2022, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $0.8 million and $0.1 million, respectively.

(b)	Metal Price Risk

The majority of our revenue is derived from the sale of silver, gold, lead, and zinc, and therefore fluctuations in the price of these metals significantly affect our operations and profitability. Our sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond our control. The Company does not use derivative instruments to hedge its commodity price risk.

(c)	COVID-19 and Other Pandemics

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers. In China, the government response has included regional lockdowns and additional testing which could affect our ability to operate until the lifting of such lockdowns.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company’s exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company’s workforce at risk.

(d)	Permits, licenses and national security clearance

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. No guarantee can be given that the national security clearance for Zhonghe Silver Project will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

In addition, China has further strengthened its national security review of foreign investment. The Measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must consider the timing and contingency of obtaining approval from the national security review process.

(e)	Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

(f)	Operations and political conditions

All the Company’s material operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

(g)	Regulatory environment in China

The Company’s principal operations are in China. The laws of China differ significantly from those of Canada and all such laws are subject to change.

China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company. Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

(h)	Environmental and safety risks

Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production. The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental and safety laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations, standards of mine construction and equipment used. There are also laws and regulations prescribing reclamation activities on some mining properties.

Environmental and safety legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees.

The enactment of new laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could all lead to increased cost of compliance, including remediations of any discovered issues, and changes to the Company’s operations, which may be significant, and any failures to comply thereof could result in significant expenses, delays or fines, and could, pose a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and regulations. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. Compliance with environmental and safety laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(i)	Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;

(ii)	discharge of pollutants or hazardous chemicals;

(iii)	industrial accidents;

(iv)	failure of processing and mining equipment;

(v)	labour disputes;

(vi)	supply problems and delays;

(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)	encountering unanticipated ground or water conditions;

(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;

(x)	periodic interruptions due to inclement or hazardous weather conditions;

(xi)	equipment breakdown;

(xii)	other unanticipated difficulties or interruptions in development, construction or production;

(xiii)	other acts of God or unfavourable operating conditions; and

(xiv)	Health, safety, and operational risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens, including the potential for area lock-down affecting operations.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

(j)	Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade, or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(k)	Climate Change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

9.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

10.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties as at	September 30, 2022	March 31, 2022
NUAG (a)	$67	$43
WHG (b)	4	23
	$71	$66

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2022, the Company recovered $0.2 million and $0.3 million (three and six months ended September 30, 2021 - $0.2 million and $0.3 million) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b)	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended June 30, 2022, the Company recovered $0.04 million and $0.1 million (three and six months ended September 30, 2021 - $0.04 million and $0.1 million), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

11.	Alternative Performance (Non-IFRS) Measures

The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three and six months ended September 30, 2022 and 2021:

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash and unusual items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on investments, and other non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earning per share.

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Net income (loss) as reported for the period	$(10,202)	$12,758	$3,882	$28,990
Adjustments, net of tax
Share-based compensation included in general and administrative	1,120	1,668	$2,292	$3,659
Foreign exchange gain	(4,340)	(2,063)	(5,996)	(1,613)
Share of loss in associates	771	469	1,499	865
Loss (gain) on equity investments	1,596	4,142	4,267	4,864
Impairment charges to mineral rights and properties	20,211	-	20,211	-
Impairment loss on bonds investments included in finance costs	-	-	445	-
Adjusted earnings for the period	$9,156	$16,974	$26,600	$36,765
Non-controlling interest as reported	(8,490)	3,365	(4,575)	7,385
Adjustments to non-controlling interest	10,894	-	10,894	-
Adjusted non-controlling interest	2,404	3,365	6,319	7,385
Adjusted earnings attributable to equity holders	$6,752	$13,609	$20,281	$29,380
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.04	$0.08	$0.11	$0.17
Diluted adjusted earning per share	$0.04	$0.08	$0.11	$0.16
Basic weighted average shares outstanding	176,693,226	176,285,864	177,007,901	176,120,380
Diluted weighted average shares outstanding	179,245,850	178,496,716	179,375,066	178,411,042

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b)	Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital dose not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(c)	Costs per Ounce of Silver

Cash costs and all-in sustaining costs (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net costs of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash costs is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash costs and AISC per ounce of silver, net of by-product credits:

		Three months ended September 30, 2022					Three months ended September 30, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$20,967	$4,431	$-	$-	$25,398	$17,898	$4,873	$-	$-	$22,771
By-product sales
Gold		(1,579)	-	-	-	(1,579)	(1,186)	-	-	-	(1,186)
Lead		(13,294)	(1,406)	-	-	(14,700)	(12,859)	(2,550)	-	-	(15,409)
Zinc		(2,128)	(4,290)	-	-	(6,418)	(1,731)	(6,090)	-	-	(7,821)
Other		(894)	(433)	-	-	(1,327)	(1,020)	(194)	-	-	(1,214)
Total by-product sales	B	(17,895)	(6,129)	-	-	(24,024)	(16,796)	(8,834)	-	-	(25,630)
Total cash costs, net of by-product credits	C=A+B	3,072	(1,698)	-	-	1,374	1,102	(3,961)	-	-	(2,859)
Add: Mineral resources tax		1,104	204	-	-	1,308	1,394	309	-	-	1,703
General and administrative		1,956	702	104	3,476	6,238	2,020	601	140	3,749	6,510
Amortization included in general and administrative		(139)	(88)	(74)	(142)	(443)	(140)	(99)	(104)	(144)	(487)
Property evaluation and business development*		-	-	-	71	71	-	-	31	213	244
Government fees and other taxes		467	89	-	-	556	577	130	3	-	710
Reclamation accretion		42	11	8	-	61	52	6	9	-	67
Lease payment		-	-	-	169	169	-	-	-	154	154
Sustaining capital expenditures		4,737	678	-	9	5,424	5,672	971	-	24	6,667
All-in sustaining costs, net of by-product credits	F	11,239	(102)	38	3,583	14,758	10,677	(2,043)	79	3,996	12,709
Add: Non-sustaining capital expenditures		5,305	390	272	-	5,967	6,528	260	1,390	-	8,178
All-in costs, net of by-product credits	G	16,544	288	310	3,583	20,725	17,205	(1,783)	1,469	3,996	20,887
Silver ounces sold (’000s)	H	1,649	140	-	-	1,789	1,553	176	-	-	1,729
Cash costs per ounce of silver, net of by-product credits	(A+B)/H	$1.86	$(12.13)	$-	$-	$0.77	$0.71	$(22.51)	$-	$-	$(1.65)
All-in sustaining costs per ounce of silver, net of by-product credits	F/H	$6.82	$(0.73)	$-	$-	$8.25	$6.88	$(11.61)	$-	$-	$7.35
All-in costs per ounce of silver, net of by-product credits	G/H	$10.03	$2.06	$-	$-	$11.58	$11.08	$(10.13)	$-	$-	$12.08

By-product credits per ounce of silver
Gold		(0.96)	-	-	-	(0.88)	(0.76)	-	-	-	(0.69)
Lead		(8.06)	(10.04)	-	-	(8.22)	(8.28)	(14.49)	-	-	(8.91)
Zinc		(1.29)	(30.64)	-	-	(3.59)	(1.11)	(34.60)	-	-	(4.52)
Other		(0.54)	(3.09)	-	-	(0.74)	(0.66)	(1.10)	-	-	(0.70)
Total by-product credits per ounce of silver		$(10.85)	$(43.77)	$-	$-	$(13.43)	$(10.81)	$(50.19)	$-	$-	$(14.82)

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Six months ended Sepember 30, 2022					Six months ended September 30, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$42,102	$9,440	$-	$-	$51,542	$35,554	$9,702	$-	$-	$45,256
By-product sales
Gold		(3,332)	-	-	-	(3,332)	(2,694)	-	-	-	(2,694)
Lead		(28,329)	(3,486)	-	-	(31,815)	(25,046)	(4,764)	-	-	(29,810)
Zinc		(4,667)	(10,253)	-	-	(14,920)	(3,345)	(11,844)	-	-	(15,189)
Other		(2,203)	(897)	-	-	(3,100)	(2,205)	(557)	-	-	(2,762)
Total by-product sales	B	(38,531)	(14,636)	-	-	(53,167)	(33,290)	(17,165)	-	-	(50,455)
Total cash costs, net of by-product credits	C=A+B	3,571	(5,196)	-	-	(1,625)	2,264	(7,463)	-	-	(5,199)
Add: Mineral resources tax		2,359	489	-	-	2,848	2,506	610	-	-	3,116
General and administrative		3,846	1,347	233	7,033	12,459	3,747	1,256	270	7,587	12,860
Amortization included in general and administrative		(278)	(179)	(161)	(291)	(909)	(280)	(197)	(201)	(290)	(968)
Property evaluation and business development*		-	-	-	203	203	-	-	84	550	634
Government fees and other taxes		1,128	212	-	-	1,340	1,125	272	4	-	1,401
Reclamation accretion		86	23	15	-	124	105	13	17	-	135
Lease payment		-	-	-	337	337	-	-	-	311	311
Sustaining capital expenditures		15,647	2,035	-	12	17,694	10,669	1,912	-	94	12,675
All-in sustaining costs, net of by-product credits	F	26,359	(1,269)	87	7,294	32,471	20,136	(3,597)	174	8,252	24,965
Add: Non-sustaining capital expenditures		10,493	828	461	-	11,782	11,499	432	803	-	12,734
All-in costs, net of by-product credits	G	36,852	(441)	548	7,294	44,253	31,635	(3,165)	977	8,252	37,699
Silver ounces sold (’000s)	H	3,408	296	-	-	3,704	3,000	371	-	-	3,371
Cash costs per ounce of silver, net of by-product credits	(A+B)/H	$1.05	$(17.55)	$-	$-	$(0.44)	$0.75	$(20.12)	$-	$-	$(1.54)
All-in sustaining costs per ounce of silver, net of by-product credits	F/H	$7.73	$(4.29)	$-	$-	$8.77	$6.71	$(9.70)	$-	$-	$7.41
All-in costs per ounce of silver, net of by-product credits	G/H	$10.81	$(1.49)	$-	$-	$11.95	$10.55	$(8.53)	$-	$-	$11.18
By-product credits per ounce of silver
Gold		(0.98)	-	-	-	(0.90)	(0.90)	-	-	-	(0.80)
Lead		(8.31)	(11.78)	-	-	(8.59)	(8.35)	(12.84)	-	-	(8.84)
Zinc		(1.37)	(34.64)	-	-	(4.03)	(1.12)	(31.92)	-	-	(4.51)
Other		(0.65)	(3.03)	-	-	(0.84)	(0.74)	(1.50)	-	-	(0.82)
Total by-product credits per ounce of silver		$(11.31)	$(49.45)	$-	$-	$(14.36)	$(11.10)	$(46.27)	$-	$-	$(14.97)

(d)	Costs per Tonne of Ore Processed

The Company uses costs per tonne of ore processed to manage and evaluate operating performance at each of its mines. Costs per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining costs, shipping costs, and milling costs. Mining costs includes costs of material and supplies, labour costs, applicable mine overhead costs, and mining contractor costs for mining ore; shipping costs includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling costs include costs of materials and supplies, labour costs, and applicable mill overhead costs related to ore processing. Mining costs per tonne is the mining costs divided by the tonnage of ore mined, shipping cost per tonne is the shipping costs divided by the tonnage of ore shipped from mine sites to mill sites; and milling costs per tonne is the milling costs divided by the tonnage of ore processed at the mill. Costs per tonne of ore processed are the total of per tonne mining costs, per tonne shipping costs, and per tonne milling costs.

All-in sustaining production costs per tonne is an extension of the production costs per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production costs per tonne is based on the Company’s production costs, and further includes general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table provides a reconciliation of production costs and all-in sustaining production costs per tonne of ore processed:

		Three months ended September 30, 2022					Three months ended September 30, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$20,967	$4,431	$-	$-	$25,398	$17,898	$4,873	$-	$-	$22,771
Adjustment for aggregate plant operations		(230)	-	-	-	(230)	(633)	-	-	-	(633)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(3,523)	(178)	(33)	-	(3,734)	(1,495)	(254)	(34)	-	(1,783)
Add: stockpile and concentrate inventory - Ending		3,093	169	31	-	3,293	4,128	200	34	-	4,362
Net change of depreciation and amortization charged to inventory		(10)	(2)	-	-	(12)	(221)	15	-	-	(206)
Adjustment for foreign exchange movement		234	77	2	-	313	(3)	(1)	-	-	(4)
		(206)	66	-	-	(140)	2,409	(40)	-	-	2,369
Production cost		$20,531	$4,497	$-	$-	$25,028	$19,674	$4,833	$-	$-	$24,507
Mining costs	A	17,369	3,175	-	-	20,544	17,033	3,537	-	-	20,570
Shipping costs	B	813	-	-	-	813	692	-	-	-	692
Milling Costs	C	2,349	1,322	-	-	3,671	1,949	1,296	-	-	3,245
Total cash production cost		$20,531	$4,497	$-	$-	$25,028	$19,674	$4,833	$-	$-	$24,507
General and administrative		1,956	702	104	3,476	6,238	2,020	601	140	3,749	6,510
Amortization included in general and administrative		(139)	(88)	(74)	(142)	(443)	(140)	(99)	(104)	(144)	(487)
Property evaluation and business development		-	-	-	71	71	-	-	31	213	244
Government fees and other taxes		467	89	-	-	556	577	130	3	-	710
Reclamation accretion		42	11	8	-	61	52	6	9	-	67
Lease payment		-	-	-	169	169	-	-	-	154	154
Adjustment for aggregate plant operations		-	-	-	-	-	(44)	-	-	-	(44)
Sustaining capital expenditures		4,737	678	-	9	5,424	5,672	971	-	24	6,667
All-in sustaining production cost	D	$27,594	$5,889	$38	$3,583	$37,104	$27,811	$6,442	$79	$3,996	$38,328
Non-sustaining capital expenditures		5,305	390	272	-	5,967	6,528	260	1,390	-	$8,178
All in production cost	E	$32,899	$6,279	$310	$3,583	$43,071	$34,339	$6,702	$1,469	$3,996	$46,506
Ore mined (’000s)	F	215.927	75.054	-	-	290.981	206.933	85.535	-	-	292.468
Ore shipped (’000s)	G	206.931	75.054	-	-	281.985	193.444	85.535	-	-	278.979
Ore milled (’000s)	H	216.262	75.381	-	-	291.643	182.173	89.643	-	-	271.816
Per tonne Production cost
Cash mining cost ($/tonne)	I=A/F	80.44	42.30	-	-	70.60	82.31	41.35	-	-	70.33
Shipping costs ($/tonne)	J=B/G	3.93	-	-	-	2.88	3.58	-	-	-	2.48
Cash milling costs ($/tonne)	K=C/H	10.86	17.54	-	-	12.59	10.70	14.46	-	-	11.94
Cash production costs ($/tonne)	L=I+J+K	$95.23	$59.84	$-	$-	$86.07	$96.59	$55.81	$-	$-	$84.75
All-in sustaining production costs ($/tonne)	M=(D-A-B-C)/H+L	$127.89	$78.31	$-	$-	$127.48	$141.26	$73.76	$-	$-	$135.76
All in costs ($/tonne)	N=M+(E-D)/H	$152.42	$83.48	$-	$-	$147.94	$177.09	$76.66	$-	$-	$165.85

		Six months ended Sepember 30, 2022					Six months ended September 30, 2021
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$42,102	$9,440	$-	$-	$51,542	$35,554	$9,702	$-	$-	$45,256
Adjustment for aggregate plant operations*		(666)	-	-	-	(666)	(1,104)	-	-	-	(1,104)
Changes in stockpile and concentrate inventory							-	-	-	-	-
Less: stockpile and concentrate inventory - Beginning		(4,740)	(139)	(35)	-	(4,914)	(5,996)	(442)	(34)	-	(6,472)
Add: stockpile and concentrate inventory - Ending		3,093	169	31	-	3,293	4,128	200	34	-	4,362
Net change of depreciation and amortization charged to inventory		(283)	3	-	-	(280)	595	42	-	-	637
Adjustment for foreign exchange movement		944	10	4	-	958	(61)	(6)	-	-	(67)
		(986)	43	-	-	(943)	(1,334)	(206)	-	-	(1,540)
Production cost		$40,450	$9,483	$-	$-	$49,933	$33,116	$9,496	$-	$-	$42,612
Mining costs	A	34,132	6,808	-	-	40,940	28,072	6,922	-	-	34,994
Shipping costs	B	1,647	-	-	-	1,647	1,238	-	-	-	1,238
Milling Costs	C	4,671	2,675	-	-	7,346	3,806	2,574	-	-	6,380
Total cash production cost		$40,450	$9,483	$-	$-	$49,933	$33,116	$9,496	$-	$-	$42,612
General and administrative		3,846	1,347	233	7,033	12,459	3,747	1,256	270	7,587	12,860
Amortization included in general and administrative		(278)	(179)	(161)	(291)	(909)	(280)	(197)	(201)	(290)	(968)
Property evaluation and business development		-	-	-	203	203	-	-	84	550	634
Government fees and other taxes		1,128	212	-	-	1,340	1,125	272	4	-	1,401
Reclamation accretion		86	23	15	-	124	105	13	17	-	135
Lease payment		-	-	-	337	337	-	-	-	311	311
Adjustment for aggregate plant operations		-	-	-	-	-	(119)	-	-	-	(119)
Sustaining capital expenditures		15,647	2,035	-	12	17,694	10,669	1,912	-	94	12,675
All-in sustaining production cost	D	$60,879	$12,921	$87	$7,294	$81,181	$48,363	$12,752	$174	$8,252	$69,541
Non-sustaining capital expenditures		10,493	828	461	-	11,782	11,499	432	803	-	$12,734
All in production cost	E	$71,372	$13,749	$548	$7,294	$92,963	$59,862	$13,184	$977	$8,252	$82,275
Ore mined (’000s)	F	429.965	161.120	-	-	591.085	349.840	173.863	-		523.703
Ore shipped (’000s)	G	428.317	161.120	-	-	589.437	345.137	173.863	-		519.000
Ore milled (’000s)	H	428.317	161.502	-	-	589.819	337.580	177.313	-		514.893
Per tonne Production cost
Cash mining cost ($/tonne)	I=A/F	79.38	42.25	-	-	69.26	80.24	39.81	-	-	66.82
Shipping costs ($/tonne)	J=B/G	3.85	-	-	-	2.79	3.59	-	-	-	2.39
Cash milling costs ($/tonne)	K=C/H	10.91	16.56	-	-	12.45	11.27	14.52	-	-	12.39
Cash production costs ($/tonne)	L=I+J+K	$94.14	$58.81	$-	$-	$84.50	$95.10	$54.33	$-	$-	$81.60
All-in sustaining production costs ($/tonne)	M=(D-A-B-C)/H+L	$141.84	$80.10	$-	$-	$137.48	$140.27	$72.69	$-	$-	$133.90
All in costs ($/tonne)	N=M+(E-D)/H	$166.33	$85.22	$-	$-	$157.45	$174.33	$75.13	$-	$-	$158.63
*	The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

12.	Critical Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the unaudited condensed consolidated interim financial statements for the three and six Months ended September 30, 2022, as well as the audited financial statements for the year ended March 31, 2022.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

13.	New Accounting Standards

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term “significant accounting policies” with “material accounting policy information”. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error.

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company’s financial statements.

14.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s website www.silvercorp.ca;

(c)	may be found in the Company’s Annual Information Form; and

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2022.

15.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 176,568,103 common shares with a recorded value of $254.9 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
478,000	$3.93	4/26/2027
505,335	$5.46	5/26/2025
412,500	$9.45	11/11/2025
1,395,835

(c) Restricted Share Units (RSUs)

Outstanding – 2,174,502 RSUs with an average grant date closing price of CAD$5.40 per share.

16.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

As of September 30, 2022, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

17.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of September 30, 2022 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

18.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the period ended September 30, 2022 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

19.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Lon Shaver, Vice President
David Kong, Director
Marina A. Katusa, Director
Ken Robertson, Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

●	the price of silver and other metals;

●	estimates of the Company’s revenues and capital expenditures;

●	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

●	projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

●	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

●	plans, projections and estimates included in the Fiscal 2023 Guidance;

●	timing of receipt of permits, licenses, and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

●	COVID–19;

●	fluctuating commodity prices;

●	fluctuating currency exchange rates;

●	increasing labour cost;

●	exploration and development programs;

●	feasibility and engineering reports;

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2022

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	permits and licenses;

●	operations and political conditions;

●	regulatory environment in China, Mexico and Canada;

●	environmental risks;

●	mining operations;

●	cybersecurity;

●	general economic conditions; and

●	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 36